UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33872

SUSQUEHANNA BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

c/o BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $2.00

5.375% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $2.00 par value – 0 holders

5.375% Senior Notes due 2022 – 35 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as successor by merger to Susquehanna Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2015

BB&T CORPORATION
As successor by merger to Susquehanna Bancshares, Inc.

By:	/s/ Cynthia B. Powell
	Name:	Cynthia B. Powell
	Title:	Executive Vice President and Corporate Controller
(Principal Accounting Officer)